UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc
(the 'Company')

Transfer of Treasury Shares

On 1 December 2022, the Company transferred 26,800,000 ordinary shares of 31 1/4 pence each ("Ordinary Shares") that were held by the Company in treasury ("Treasury Shares") to JPMorgan Chase Bank, N.A. the depositary of the Company's American depositary receipts ("ADR") programme, to procure the issuance and transfer of 13,400,000 ADRs of the Company to the GlaxoSmithKline (US) Trust (the "Trust"), to be used to satisfy awards granted under the Company's Deferred Annual Bonus Plan, Performance Share Plan and Share Value Plan. The consideration received from the trustee of the Trust of $34.590 per ADR, representing $17.295 per Ordinary Share, was funded by a contribution to the Trust from GlaxoSmithKline LLC.

Following the transfer and as at 2 December 2022, the Company's issued share capital consisted of 4,311,323,691 Ordinary Shares, of which 217,124,760 were held as Treasury Shares.

Therefore, the total number of voting rights in the Company is 4,094,198,931. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Notifications may be sent to company.secretary@gsk.com.

V A Whyte
Company Secretary

5 December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 05, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc